Exhibit 99.1

HUB Security Provides Update on 2022 Annual Report

Tel Aviv, Israel, – May 15, 2023 – HUB Security (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), today announced that due to the previously disclosed internal investigation by a special committee of independent directors (the “Special Committee”) that was appointed by the Company’s Board of Directors, the Company requires additional time to complete the process and file its Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

“Since being appointed CEO in February of this year, I have been focused on creating a disciplined management team and organization accountable to results as well as transparency to investors.” said Uzi Moskovich, Chief Executive Officer of HUB Security. “As part of the internal investigation that began in April, we continue to review all Company controls and are committed to properly and thoroughly completing the investigation in a thoughtful and comprehensive manner.” Moskovich continued. “At the same time, we are focused on maximizing our market opportunity and, following the completion of the Committee’s important work, look forward to updating the investment community on the significant strides we have made to maintain the momentum of our business as “One HUB”, and its impact on traction for our Confidential Computing and cyber security solutions with our clients.”

The internal investigation was commenced as a result of certain matters that were identified by the new management team during an overview of the Company’s financial statements in which a number of unexplained expenses incurred by a former senior officer of the Company were discovered. The Special Committee is resolved to completing a meticulous and comprehensive process, with the highest level of transparency. Based on preliminary findings from the Special Committee, the Company believes that the investigation will not have a material impact on its financial statements

The Special Committee, with the assistance of independent advisors, is working to complete its investigation and advise on potential remediation measures as soon as practicable. The new senior management team is actively collaborating with the Special Committee to ensure a rigorous process and is determined to fully support the Special Committee in this endeavor. The Company intends to file its Form 20-F as soon as practicable.

About HUB Cyber Security

HUB Security was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide. For more information, please visit https://hubsecurity.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and: (i) the results of the Special Committee’s investigation; (ii) the risk of restatement of the Company’s previously reported financial statements or the identification of one or more material weaknesses in internal control over financial reporting; (iii) costs relating to the Special Committee’s investigation, which are likely to be material; (iv) the outcome of any legal proceedings that may be instituted against the Company, including as may result from the Special Committee’s investigation; (v) the ability to meet stock exchange continued listing standards; (vi) expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; (vii) the risk that the consummation of the business combination disrupts the Company’s current operations and future plans; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) limited liquidity and trading of the Company’s securities; (x) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xi) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Contact:

Marc P. Griffin

ICR, Inc for HUB Security

Marc.Griffin@ICRinc.com

Media Contact :

HUB Security

Gili Nizani

gili.nizani@hubsecurity.io